Filed by Social Capital Hedosophia Holdings Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Clover Health Investments, Corp.

Commission File No. 001-39252

Clover Health - SCH Merger Announcement – NYT Coverage | October 6, 2020

Headlines

The New York Times | DealBook: Clover Health Is Near a $3.7 Billion Deal to Be Bought

The health care company, in talks with an affiliate of the billionaire Chamath Palihapitiya, hopes to use the money to fuel growth and achieve profitability.

The New York Times | DealBook Newsletter: Don’t Be Afraid of It’?

… Clover Health is going public via SPAC. Chamath Palihapitiya’s blank-check company, Social Capital Hedosophia Holdings, is acquiring Medicare Advantage insurance company Clover, in a deal valuing the company at $3.7 billion….

Full-Text Clips

DealBook: Clover Health Is Near a $3.7 Billion Deal to Be Bought

The New York Times

By Lauren Hirsch

October 6, 2020

The health care company, in talks with an affiliate of the billionaire Chamath Palihapitiya, hopes to use the money to fuel growth and achieve profitability.

A “blank check company” led by the billionaire Chamath Palihapitiya is nearing a deal to acquire the Medicare insurance company Clover Health, according to people familiar with the matter. The deal, which could be announced as soon as Tuesday, would value Clover Health at $3.7 billion.

The deal is being done through a special-purpose vehicle, or SPAC, which uses public market funds to buy private companies and take them public. It is the third such deal done through Mr. Palihapitiya’s Social Capital Hedosophia fund, following the real estate start-up Opendoor and the space tourism company Virgin Galactic.

Clover, founded in 2013, sells Medicare insurance in largely rural or underserved areas. Alongside that insurance, it also offers software to physicians that helps aggregate key data on patients who are part of the Clover network. That data can, in turn, improve care and bring the cost of care down, the company argues.

Still, Clover, which touts its software as a distinguishing feature, has indicated that technology alone is not enough to sustain the company. Clover laid off about a quarter of its employees last year as it sought to focus on hiring health care experts in addition to technology developers.

Cash from the SPAC will fuel Clover Health’s growth beyond the more than 57,000 members it currently serves across seven states, the people said. That scale will help it achieve profitability, a goal it hopes to meet by 2023.

The deal includes up to $1.2 billion in cash proceeds, $400 million of which will be through a private investment in the public entity, or PIPE, led by Mr. Palihapitiya.

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DealBook Newsletter: Don’t Be Afraid of It’?

The New York Times

By Andrew Ross Sorkin, Lauren Hirsch, Ephrat Livni, Michael J. de la Merced and Jason Karaian

October 6, 2020

[…]

Clover Health is going public via SPAC

Chamath Palihapitiya’s blank-check company, Social Capital Hedosophia Holdings, is acquiring Medicare Advantage insurance company Clover, in a deal valuing the company at $3.7 billion. The deal includes up to $1.2 billion in cash proceeds, $400 million of which will be through a private investment in the public entity, or PIPE, led by Mr. Palihapitiya, the billionaire former Facebook executive turned tech investor.

Clover considers itself primarily a tech company. It was founded in 2013, and sells Medicare advantage plans in counties that include rural or underserved areas, while also offering physicians software that it says aggregates key data to improve care and cut costs. “What makes us different — and why I think we get along with Chamath — is we offer technology first, not technology-enabled,” said Andrew Toy, Clover’s president and chief technology officer. That said, the company laid off about a quarter of its employees last year as it sought to hire more health experts. “Technology can solve a lot of problems, but it can’t solve all problems right at the same time,” Mr. Toy said of the move.

• Clover will add scale with the cash it’s getting from the deal, helping it achieve profitability, a goal it hopes to meet by 2023.

Third time’s the charm. The SPAC merging with Clover is the third such deal through Mr. Palihapitiya’s Hedosophia fund, following the real estate start-up Opendoor and the space tourism company Virgin Galactic. (The investor is also raising $2 billion for three more SPACs.) Mr. Palihapitiya said he is taking a portfolio approach to selecting targets, with the common ingredient being bets on technology. He stressed that he is putting money at risk: Social Capital Hedosophia has invested $453 million of personal capital across the three deals, a big chunk of the $3 billion it raised in total.

• “I have put a lot of money on the line in the hopes these businesses can, frankly, do good things in the world. And if they do good things, I would like to profit from them as well,” Mr. Palihapitiya said.

[…]

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IMPORTANT LEGAL INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Clover Health Investments, Corp. (“Clover”) and Social Capital Hedosophia Holdings Corp. III (“SCH”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of SCH’s securities, (ii) the risk that the transaction may not be completed by SCH’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SCH, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 5, 2020, by and among SCH, Asclepius Merger Sub Inc. and Clover, by the shareholders of SCH, the satisfaction of the minimum trust account amount following redemptions by SCH’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Clover’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Clover and potential difficulties in Clover employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Clover or against SCH related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of SCH’s securities on a national securities exchange, (xi) the price of SCH’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which SCH plans to operate or Clover operates, variations in operating performance across competitors, changes in laws and regulations affecting SCH’s or Clover’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive healthcare industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of SCH’s registration on Form S-1 (File No. 333-236776), the registration statement on Form S-4 discussed below and other documents filed by SCH from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Clover and SCH assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Clover nor SCH gives any assurance that either Clover or SCH or the combined company will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Clover and SCH. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. SCH intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of SCH, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SCH shareholders. SCH also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SCH are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by SCH through the website maintained by the SEC at www.sec.gov.

The documents filed by SCH with the SEC also may be obtained free of charge at SCH’s website at http://www.socialcapitalhedosophiaholdings.com/docsc.html or upon written request to 317 University Ave, Suite 200, Palo Alto, California 94301.

Participants in Solicitation

SCH and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SCH’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.